[Exhibit (a)(10)]

[SYNTHETECH, INC. LETTERHEAD]

__________, 2001

Dear Synthetech, Inc. Stock Optionees:

On behalf of Synthetech, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange outstanding options granted under the Synthetech, Inc. 1995 Incentive Compensation Plan, as amended, and the Synthetech, Inc. 2000 Stock Incentive Plan (together, the "eligible option plans") held by current employees for replacement options the Company will grant under an eligible option plan the Stock Incentive Plan (the "offer") and a replacement option agreement between you and the Company. The offer was consummated pursuant to the terms and subject to the conditions of the Company's offer to exchange dated June 15, 2001 and the related election form.

The offer expired at 5 p.m., Pacific Time, on July 16, 2001. Promptly following the expiration date of the offer and pursuant to the terms and subject to the conditions of the offer, the Company accepted for exchange on July __, 2001 options elected for exchange exercisable for a total of ___________ shares of common stock and cancelled all the options accepted for exchange.

The Company has accepted for exchange and cancelled your options elected for exchange exercisable for the number of shares of the Company's common stock set forth on Attachment A to this letter. Under the terms and subject to the conditions of the offer, you have the right to receive a replacement option under an eligible option plan, exercisable for the number of shares of the Company's common stock set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events that occur prior to the date on which the Company issues such replacement option. The replacement option will have substantially the same terms as your options elected for exchange, except as follows.

    Exercise Price. The per share exercise price of the replacement option will equal the fair market value of the Company's common stock on the date the Company grants the replacement option. THE PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTIONS YOU TENDER FOR EXCHANGE.
    Vesting. The replacement option will vest as to 50% of the option shares on the replacement grant date and 25% on each of the first and second anniversaries of the replacement grant date; but, if the cancelled option would have been less than 50% vested on the grant date for the replacement option, then the replacement option will vest on the same schedule as the cancelled option based on the original vesting commencement date. No replacement option will be exercisable until the date six months and one day following the grant date for the replacement options.
    Term. The term of the replacement option, which is the same as the term of the tendered options, is 10 years from the date of grant. Note, however, that since the replacement option will be granted at a later date than the tendered options, the replacement option will expire on a later date than the tendered options.

Under the terms and subject to the conditions of the offer, the Company will grant you the replacement option on the date of the first meeting of the Compensation Committee of the Board of Directors held on or after January ___, 2001. At that time and as described in the offer to exchange, you will receive a replacement option agreement to be executed by you and the Company. Under the terms of the offer and the eligible option plan, you must be an employee of the Company or one of its subsidiaries from the date you tender your options for exchange through the date the Company grants you a replacement option. If for any reason you do not remain an employee, you will not receive a replacement option or any other consideration in exchange for the options that were tendered by you and cancelled by the Company.

If you have any questions about your rights in connection with the grant of a replacement option, please call Charlie Williams at (541) 976-6575.

Sincerely,

M. "Sreeni" Sreenivasan

ATTACHMENT A

[Name of Option Holder]
NUMBER OF OPTION SHARES
__________

A-1